VIA EDGAR October 15, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Paul Monsour

Timothy S. Levenberg

The WhiteWave Foods Company

Registration Statement on Form S-1

File No. 333-183112

On behalf of The WhiteWave Foods Company, a Delaware corporation (the “Company”), in response to discussions on October 15 with Paul Monsour and Timothy S. Levenberg of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff that in connection with the Registration Statement on Form S-1 (File No. 333-183112) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2012, the Company proposes to revise the Registration Statement in Amendment No. 3 as set forth on the pages attached hereto as Exhibit C to reflect changes to the Registration Statement that either reflect the newly established price range and offering size, the Company’s preliminary third quarter results or revisions made in response to a comment letter regarding the Company’s confidential treatment request located in the following sections: (1) the front cover of the Registration Statement, (2) certain pages from the Prospectus Summary, including the Company’s new Recent Developments section and (3) other sections affected by setting the price range and offering size (Capitalization, Dilution, Use of Proceeds, Unaudited Pro Forma Financial Statements, two pages from the Certain Relationships and Related Party Transactions section, the draft auditor opinion, and selected pages from the financial statements that show the pro forma earnings based on the recapitalization of the Company).

In addition, attached hereto as Exhibit A, is the cover letter for the package containing the supplemental materials sent to the Staff on September 14, 2012.

In addition, attached hereto as Exhibit B, is the cover letter for the package containing the supplemental materials sent to the Staff on October 11, 2012.

Please contact the undersigned at (202) 663-6402 if you have any comments or questions regarding this letter.

[Remainder of page intentionally left blank]

October 15, 2012

Best regards,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer

Kelly J. Haecker, Chief Financial Officer

Roger E. Theodoredis, Executive Vice President, General Counsel

Rachel A. Gonzalez, Senior Vice President and Deputy General Counsel, Dean Foods Company

Exhibit A September 14, 2012

By Hand

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Paul Monsour

Re:	The WhiteWave Foods Company

Registration Statement on Form S-1 (File No. 333-183112)

Ladies and Gentlemen:

Enclosed is Appendix A to the letter dated September 14, 2012 submitted to the Securities and Exchange Commission (the “Commission”) by Wilmer Cutler Pickering Hale and Dorr LLP on behalf of The WhiteWave Foods Company (the “Company”) via EDGAR in connection with the Registration Statement referenced above (the “Registration Statement”). As requested in Comment 3 in the letter dated September 4, 2012 from H. Roger Schwall of the Staff of the Commission to the Company, such Appendix A contains supplemental support for each of the statistical claims included in the Amendment No. 1 to the Registration Statement filed by the Company with the Commission on September 14, 2012. This material is delivered to you supplementally pursuant to 17 C.F.R. § 200.83 (“Rule 83”). The Company respectfully requests that the enclosed information be treated as confidential information and that the Securities and Exchange Commission (the “Commission”) provide timely notice to The WhiteWave Foods Company, 2711 North Haskell Avenue, Suite 3400, Dallas, TX 75204, Attention: General Counsel (214-303-3400) before it permits any disclosure of the enclosed information. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, we also request that you return the enclosed material to me at the above address when you have completed your review.

Pursuant to Rule 83, the Company further requests that you promptly inform it, through the Company’s General Counsel, of any requests under the Freedom of Information Act seeking access to the foregoing materials to enable counsel to substantiate the grounds for confidential treatment of such materials and to provide timely notice to the Company in order to afford it an opportunity to protect its legitimate business interests.

U.S. Securities and Exchange Commission

September 14, 2012

For purposes of such notification, or if you have any other questions concerning this letter, you may contact me of this firm at
617-526-5042.

Thank you for your assistance.

Very truly yours,

/s/ Heidi B. Treiber

Heidi B. Treiber

Enclosures

cc:	Office of Freedom of Information

and Privacy Act Operations

Exhibit B October 11, 2012

By Hand

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Paul Monsour

Re:	The WhiteWave Foods Company

Registration Statement on Form S-1 (File No. 333-183112)

Ladies and Gentlemen:

Enclosed is an update to Appendix A to the letter dated September 14, 2012 submitted to the Securities and Exchange Commission (the “Commission”) by Wilmer Cutler Pickering Hale and Dorr LLP on behalf of The WhiteWave Foods Company (the “Company”) via EDGAR in connection with the Registration Statement referenced above (the “Registration Statement”). As originally requested in Comment 3 in the letter dated September 4, 2012 from H. Roger Schwall of the Staff of the Commission to the Company, such update to Appendix A contains supplemental support for each of the statistical claims included in the Amendment No. 2 to the Registration Statement filed by the Company with the Commission on October 11, 2012, including support for industry data which have been revised to reflect the inclusion of Wal-Mart and certain other retailers. This material is delivered to you supplementally pursuant to 17 C.F.R. § 200.83 (“Rule 83”). The Company respectfully requests that the enclosed information be treated as confidential information and that the Securities and Exchange Commission (the “Commission”) provide timely notice to The WhiteWave Foods Company, 2711 North Haskell Avenue, Suite 3400, Dallas, TX 75204, Attention: General Counsel (214-303-3400) before it permits any disclosure of the enclosed information. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, we also request that you return the enclosed material to me at the above address when you have completed your review.

Pursuant to Rule 83, the Company further requests that you promptly inform it, through the Company’s General Counsel, of any requests under the Freedom of Information Act seeking access to the foregoing materials to enable counsel to substantiate the grounds for confidential treatment of such materials and to provide timely notice to the Company in order to afford it an opportunity to protect its legitimate business interests.

U.S. Securities and Exchange Commission

October 11, 2012

For purposes of such notification, or if you have any other questions concerning this letter, you may contact me at 202-663-6402.

Thank you for your assistance.

Very truly yours,

/s/ Erika Robinson

Erika Robinson

Enclosures

cc:	Office of Freedom of Information

and Privacy Act Operations

Exhibit C

Proposed Changed Pages to Registration Statement